Coolbit Technologies Limited

5020-4000 No. 3 Road

Richmond, BC V6X 0J8, Canada

VIA EDGAR

August 31, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Coolbit Technologies Limited
Request to Withdraw Registration Statement on Form F-1 SEC File No. 333-296197

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Coolbit Technologies Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form F-1 (File No. 333-296197), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Company desires to withdraw the Registration Statement at this time due to market conditions. The Company represents that the Registration Statement was not declared effective and no securities have been sold under the Registration Statement.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have questions with respect to the foregoing, please contact our counsel, Henry F. Schlueter at Schlueter & Associates, P.C. at (303) 868-3382.

Sincerely,

COOLBIT TECHNOLOGIES LIMITED

By:	/s/ Jiajun Chen
Jiajun Chen
Chief Executive Officer
(Principal Executive Officer)

cc:	Henry F. Schlueter, Schlueter & Associates, PC David Stefanski, Schlueter & Associates, PC Benjamin Tan, Sichenzia Ross Ference Carmel LLP